WESTERN WIND ENERGY CORP.

632 Foster Avenue Coquitlam, BC V3J 2L7	Telephone: 604.781.4192 Facsimile: 604.939.1292 www.westernwindenergy.com

N E W S R E L E A S E

July 5, 2005

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 16,437,373

ACQUISITION OF OPERATING WIND FARM

The Company is pleased to announce that it has executed a formal Asset Purchase Agreement to acquire the Windridge Generating Facility (“Windridge”) located in Tehachapi, California. As part of the Acquisition Agreement, the Company will be purchasing an undivided 100% interest in and to the wind turbine generators, all electrical equipment and switchgear, the underlying fee simple land and the power purchase agreement between Windridge and Southern California Edison Company (“SCE”).

The Vendor will be applying to SCE for approval to transfer the power purchase agreement.

Execution of the Windridge Agreement provides Western Wind Energy entry into commercial revenue production. Windridge has been generating electricity from 38 Danish “Windmatic” wind turbine generators since 1984. The Windridge Project is the most westerly all of the wind energy projects enjoying a completely unobstructed airflow and is upwind, at least 4000 feet, from the nearest wind facility, which is currently owned and operated by Florida Power and Light.

After approval is received from SCE on the transfer of the PPA, the Company will re-power the Windridge site utilizing brand-new, state-of-the-art wind turbines as well as increasing the 4.5 MW contract to a more significant facility. The addition of new turbines in the plus onemegawatt category will increase the Windridge production output by over a ten fold.

In addition to being Western Wind’s first producing wind asset, after our re-powering program, Windridge will provide discretionary cash flow to Western Wind Energy, of over $1 Million per year.

The cost of the acquisition is approximately Cdn. $1,025,000, of which the vendor will carry a five-year convertible debenture valued at approximately Cdn. $345,000, carrying interest at 8% a year and convertible into the shares of Western Wind Energy at the election of the Vendor, at $1.65 per share.

Mr. Ciachurski, President of Western Wind states “We are pleased with this acquisition. In addition to Western Wind having executed over $800 million in long-term power purchase agreements with three major utilities, the Windridge asset provides immediate cash-flow to the Company and highlights our position as a producing wind energy company. The location of the Windridge Asset is ideally located, being the furthest up-wind generation facility in Tehachapi.”

The Tehachapi wind resource area is the home of close to 5,000 wind turbine generators producing in excess of 1.4 trillion watt hours of electricity from over 700 MW of name-plate capacity. The Tehachapi wind resource area is the largest aggregated wind park in the world.

During the past year, the Company has executed 155 megawatts of power purchase agreements for the procurement of wind energy electrical generation, from three separate utilities. The Company was the first to execute a “wind” PPA in the Province of New Brunswick, Canada, the first to execute a “wind” PPA in the State of Arizona, and in California, is expanding from management’s 24-year continuous operating history in the Tehachapi Pass.

The Company is in the business of acquiring suitable land sites, capital and technology for the production of electricity from wind energy. The Company conducts its operations through wholly owned subsidiaries in Arizona, California and, in Canada, in the province of New Brunswick. Management of the Company includes individuals involved in the operations and ownership of utility scale wind energy operations in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS “Jeffrey Ciachurski” Jeffrey J. Ciachurski President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.